SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Norwegian Cruise Line Holdings Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G66721 10 4
(CUSIP Number)

Blondel So King Tak Executive Vice President—Corporate Services Genting Hong Kong Limited c/o Suite 1501, Ocean Centre 5 Canton Road Kowloon, Hong Kong, People’s Republic of China +852-2378-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G66721 10 4	13D	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS Star NCLC Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,819,334 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,819,334 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,819,334 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 25.4% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on a total of 203,302,279 Ordinary Shares (as defined herein) outstanding as of October 27, 2014, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on October 31, 2014, and the issuance of 20,296,880 Ordinary Shares, as reported in the Form 8-K filed by the Issuer with the Commission on November 20, 2014.

CUSIP No. G66721 10 4	13D	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS Genting Hong Kong Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,819,334 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,819,334 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,819,334 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 25.4% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on a total of 203,302,279 Ordinary Shares (as defined herein) outstanding as of October 27, 2014, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on October 31, 2014, and the issuance of 20,296,880 Ordinary Shares, as reported in the Form 8-K filed by the Issuer with the Commission on November 20, 2014.

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D filed on February 4, 2013,as amended and supplemented by Amendment No. 1 filed on August 16, 2013, Amendment No. 2 filed on December 9, 2013, Amendment No. 3 filed on December 31, 2013 and Amendment No.4 filed on March 10, 2014 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) by Star NCLC Holdings Ltd. (“Star NCLC”) and Genting Hong Kong Limited (“Genting HK”) with respect to the Ordinary Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the fourth paragraph of Item 2 of the Original Schedule 13D in its entirety as follows:

“As of October 1, 2014, the principal shareholders of Genting HK are: Golden Hope Limited (“GHL”) as trustee of the Golden Hope Unit Trust – 49.84% , and Genting Malysia Berhad (“GENM”) – 17.81%.  GHL is a company incorporated in the Isle of Man acting as trustee of the Golden Hope Unit Trust, a private unit trust which is held directly and indirectly by First Names Trust Company (Isle of Man) Limited as trustee of a discretionary trust, the beneficiaries of which are Tan Sri Lim Kok Thay and certain members of his family (the “Lim Family”). GENM is a Malaysian company listed on the Main Market of Bursa Malaysia Securities Berhad in which Parkview Management Sdn Bhd, as trustee of a discretionary trust, the beneficiaries of which are the Lim Family, has a substantial indirect beneficial interest. As a result, an aggregate of 67.65% of Genting HK’s outstanding shares is owned by GENM and GHL as trustee of the Golden Hope Unit Trust, directly or indirectly, as of October 1, 2014.”

Item 4.  Purpose of Transaction

This Amendment amends Item 4 of the Original Schedule 13D by inserting the following before the paragraph titled “General”:

Amendment to Shareholder’s Agreement (November 2014)

On November 19, 2014, certain affiliates of the Apollo Funds (the “Apollo PCI Funds”) each signed a joinder to become a party to the Shareholder’s Agreement and entered into the Amendment No. 1 to the Shareholder’s Agreement (the “Nov. 2014 Amendment to the Shareholder’s Agreement”) with the Issuer, the Apollo Funds, the TPG Funds and the Reporting Persons. Pursuant to the Nov. 2014 Amendment to the Shareholder’s Agreement, the Apollo Funds and the Apollo PCI Funds agreed that during the period from November 19, 2014 until January 1, 2016, the Apollo Funds and the Apollo PCI Funds would maintain record ownership of an aggregate number of Ordinary Shares that is at least equal to the number of Ordinary Shares that the Apollo PCI Funds have acquired pursuant to an Agreement and Plan of Merger (the “Sept. 2014 Merger Agreement”) dated as of September 2, 2014 among Prestige Cruises International, Inc. (“Prestige”), the Issuer, Portland Merger Sub, Inc. and Apollo Management (the “Base Amount”), and would not sell or otherwise dispose of Ordinary Shares that would reduce the aggregate number of Ordinary Shares held by the Apollo Funds and the Apollo PCI Funds below the Base Amount. The obligation to maintain record ownership of at least the Base Amount of Ordinary Shares is subject to certain exceptions, including in connection with a sale or other transfer of Ordinary Shares that is approved by the Reporting Persons. The Apollo Funds and the Apollo PCI Funds also agreed that the rights of the Apollo Funds and the Apollo PCI Funds under the Shareholders Agreement to nominate members to the board of directors or committees of the boards of the subsidiaries of the Issuer, shall not apply in the case of Prestige or its subsidiaries.

This Amendment amends and restates the last paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:

“References to and descriptions of the Shareholders Agreement, the Lock-Up Agreement, the Resale Offering Underwriting Agreement, the Resale Offering Lock-Up Agreement, the Dec. 2013 Resale Offering Underwriting Agreement, the Dec. 2013 Resale Offering Lock-Up Agreement, the Feb. 2014 Resale Offering Underwriting Agreement, the Feb. 2014 Resale Offering Lock-Up Agreement, and the Nov. 2014 Amendment to the

Shareholder’s Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Shareholders Agreement, the Lock-Up Agreement, the Resale Offering Underwriting Agreement, the Resale Offering Lock-Up Agreement, the Dec. 2013 Resale Offering Underwriting Agreement, the Dec. 2013 Resale Offering Lock-Up Agreement, the Feb. 2014 Resale Offering Underwriting Agreement, the Feb. 2014 Resale Offering Lock-Up Agreement and the Nov. 2014 Amendment to the Shareholder’s Agreement which have been filed as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6, Exhibit 7, Exhibit 8, Exhibit 9, and Exhibit 10 respectively, and are incorporated herein by this reference.”

Item 5.  Interest in Securities of the Issuer

There is no change in the number of Ordinary Shares reported as being beneficially owned in this Amendment No. 5 to Schedule 13D, from the Ordinary Shares reported as being beneficially owned by the Reporting Persons in Amendment No. 4 to Schedule 13D.

This Amendment amends and restates paragraphs 2 and 3 of Item 5 of the Original Schedule 13D as set forth below:

“(a)–(b) The following disclosure assumes that there are 223,599,159 Ordinary Shares outstanding as of November 19, 2014, which is the sum of (i) the number of Ordinary Shares outstanding as of October 27, 2014 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on October 31, 2014 and (ii) the number of Ordinary Shares issued on November 19, 2014 pursuant to the Sept. 2014 Merger Agreement as reported in the Form 8-K filed by the Issuer with the Commission on November 20, 2014.

Pursuant to Rule 13d-3 of the Exchange Act, the Reporting Persons may be deemed to beneficially own 56,819,334 Ordinary Shares of the Issuer, which constitutes approximately 25.4% of the outstanding Ordinary Shares of the Issuer.”

Item 7. Material to Be Filed as Exhibits

1. Joint Filing Agreement dated as of February 1, 2013, by and between the Reporting Persons (previously filed with the Commission as Exhibit 1 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

2. Shareholders’ Agreement, dated as of January 24, 2013, by and among Norwegian Cruise Line Holdings Ltd., Genting HK, Star NCLC, AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P., and the other shareholders that become a party from time to time (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 30, 2013 (File No. 001-37584)).

3. Form of Lock-Up Agreement, by and among UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters, together with the other Underwriters named in Schedule A to the Underwriting Agreement referred to therein, and Star NCLC (previously filed with the Commission as Exhibit 3 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

4. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Form S-1 Registration Statement of Norwegian Cruise Line Holdings Ltd. filed with the Commission on August 7, 2013) (the “Resale Offering Underwriting Agreement”).

5. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Resale Offering Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and

representatives of the several underwriters (incorporated by reference to Exhibit 5 to Amendment No. 1 to Schedule 13D of Star NCLC and Genting HK filed with the Commission on August 16, 2013).

6. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 6 to Amendment No. 2 to Schedule 13D filed by Star NCLC and Genting HK on December 9, 2013) (the “Dec. 2013 Resale Offering Underwriting Agreement”).

7. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Dec. 2013 Resale Offering Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated here by reference to Exhibit 7 to Amendment No. 2 to Schedule 13D filed by Star NCLC and Genting HK on December 9, 2013).

8. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on March 10, 2014).

9. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Feb. 2014 Resale Offering Underwriting Agreement and Citigroup Global Markets Inc. (incorporated here by reference to Exhibit 9 to Amendment No. 4 to Schedule 13D filed by Star NCLC and Genting HK on March 10, 2014).

10. Amendment No. 1 to the Amended and Restated Shareholder’s Agreement, dated November 19, 2014, by and among by and among Norweigan Cruise Line Holdings, LTD., Genting Hong Kong Limited (f/k/a Star Cruises Limited), STAR NCLC Holdings LTD., AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P., TPG Viking AIV III, L.P., PCI INVESTCO I, INC., PCI INVESTCO II, INC., PCI INVESTCO III, INC., PCI INVESTCO IV, INC., AIF VI Euro Holdings, L.P., AAA Guarantor - Co-Invest VII, L.P., and AIF VII Euro Holdings, L.P. and the other shareholders that become a party from time to time (incorporated by reference to Exhibit 10.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on November 19, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 2014

STAR NCLC HOLDINGS LTD.

By: /s/ Blondel So King Tak
Name: Blondel So King Tak Title: Director

GENTING HONG KONG LIMITED

By: /s/ Blondel So King Tak
Name: Blondel So King Tak Title: Authorized Person

INDEX TO EXHIBITS

1. Joint Filing Agreement dated as of February 1, 2013, by and between the Reporting Persons (previously filed with the Commission as Exhibit 1 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

2. Shareholders’ Agreement, dated as of January 24, 2013, by and among Norwegian Cruise Line Holdings Ltd., Genting HK, Star NCLC, AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P., and the other shareholders that become a party from time to time (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 30, 2013 (File No. 001-37584)).

3. Form of Lock-Up Agreement, by and among UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters, together with the other Underwriters named in Schedule A to the Underwriting Agreement referred to therein, and Star NCLC (previously filed with the Commission as Exhibit 3 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

4. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Form S-1 Registration Statement of Norwegian Cruise Line Holdings Ltd. filed with the Commission on August 7, 2013).

5. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Resale Offering Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated by reference to Exhibit 5 to Amendment No. 1 to Schedule 13D of Star NCLC and Genting HK filed with the Commission on August 16, 2013).

6. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 6 to Amendment No. 2 to Schedule 13D filed by Star NCLC and Genting HK on December 9, 2013).

7. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Dec. 2013 Resale Offering Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated here by reference to Exhibit 7 to Amendment No. 2 to Schedule 13D filed by Star NCLC and Genting HK on December 9, 2013).

8. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on March 10, 2014).

9. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Feb. 2014 Resale Offering Underwriting Agreement and Citigroup Global Markets Inc.

10. Amendment No. 1 to the Amended and Restated Shareholder’s Agreement, dated November 19, 2014, by and among by and among Norweigan Cruise Line Holdings, LTD., Genting Hong Kong Limited (f/k/a Star Cruises Limited), STAR NCLC Holdings LTD., AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P., TPG Viking AIV III, L.P., PCI INVESTCO I, INC., PCI INVESTCO II, INC., PCI INVESTCO III, INC., PCI INVESTCO IV, INC., AIF VI Euro Holdings, L.P., AAA Guarantor - Co-Invest VII, L.P., and AIF VII Euro Holdings, L.P. and the other shareholders that become a party from time to time (incorporated by reference to Exhibit 10.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on November 19, 2014).